

Mail Stop 3720

March 4, 2009

<u>Via U.S. Mail and Facsimile (805) 957-1740</u>

Roland F. Bryan
Chief Executive Officer
MachineTalker, Inc.
513 De La Vina Street
Santa Barbara, CA 93101

> **Re:** **MachineTalker, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 27, 2009**
> **File No. 0-49805**

Dear Mr. Bryan:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. Please revise your preliminary information statement to include the disclosure required by Item 3 and Item 6(d) of Schedule 14A. See Item 1 of Schedule 14C.

2. Please revise your preliminary information statement to indicate the treatment of fractional shares.

3. Please expand your disclosure to explain why the company believes the reverse stock split will better enable it to raise capital and disclose the number of shares of common stock that will be authorized as well as the number of shares that will be issued and outstanding after the reverse stock split.

*   *   *   *   *

As appropriate, please amend your Schedule 14C in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3257 if you have questions regarding these comments.

Sincerely,

Celeste M. Murphy
Legal Branch Chief